3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/12 (MM/DD/YY) AND ENDING 11/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sapeno Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Old Park Lane
(No. and Street)

London (City) United Kingdom (State) W1K 1QR (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Malpas +44 (20) 33289468
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenfield & Company PLLC
(Name – *if individual, state last, first, middle name*)

301 E. Pine Street, Suite 975, Orlando, FL 32801
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OO 3/14/14

OATH OR AFFIRMATION

I, Richard Malpas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Sapeno Inc.

as of November 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

✓ ··· (a) Facing Page.
✓ ··· (b) Statement of Financial Condition.
✓ ··· (c) Statement of Income (Loss).
✓ ··· (d) Statement of Changes in Financial Condition.
✓ ··· (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✓ ··· (g) Computation of Net Capital.
✓ ··· (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
✓ ··· (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
✓ ··· (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
··· (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ ··· (l) An Oath or Affirmation.
··· (m) A copy of the SIPC Supplemental Report.
··· (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

13.º TABELIÃO DE NOTAS DE SÃO PAULO - SP - Bel. AVELINO LUÍS MARQUES
RUA PRINCESA ISABEL, 363 - BROOKLIN PAULISTA - CEP 04601-001 - TEL/FAX: (11) 5041-7622
Reconheço Por Semelhança S/V Econômico a(s) firma(s) de RICHARD MALPAS.
São Paulo, 05 de Fevereiro de 2014. Em Test. ____ da verdade.
HELIO SOARES PIOLI - ESCREVENTE
HELIO SOARES PIOLI - ESCREVENTE
Nº 0153/050214
Válido somente com o Selo de Autenticidade - Valor: R$4,50

FIRMA 1
1098AB137051

13º Tabelião de Notas da Capital - SP
Este documento, para produzir efeito no Brasil e para valer contra terceiros, deverá ser vertido em vernáculo e registrada a tradução em Cartório de Registro de Títulos e Documentos (Item 67-1 - Seção VII - Cap. XIV das Normas de Serviços da C.G.J. aprov. pelo Prov. 5/8).

SAPENO INC.

(formerly LiabSol Inc.)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

November 30, 2013

SAPENO INC.

(formerly LiabSol Inc.)

November 30, 2013

CONTENTS

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sapeno Inc.

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Sapeno Inc., a New York corporation, ("the Company") as of November 30, 2013 and the related statements of operations, changes in stockholders' equity, and, cash flows for the year then ended that you are filing pursuant to Rule 17a 5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sapeno Inc. at November 30, 2013 and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3 1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X 17A 5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a 5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenfield & Company PLLC

Rosenfield & Company PLLC
January 29, 2014

Capital Plaza II • 301 East Pine Street • Suite 975 • Orlando, FL 32801
Phone: 407.849.6400 • Fax: 407.849.6700 • www.RosenfieldandCo.com

Sapeno Inc.
Statement of Financial Condition
November 30, 2013

Assets		
Cash	$	21,621
Prepaid expenses and accrued income		1,640
Total Current Assets		23,261
Total Assets	$	23,261
Liabilities and Shareholder's Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	13,700
Due to Parent Company - Liability Solutions Limited		400
Total Liabilities		14,100
Shareholder's Equity		
Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares		5,000
Additional Paid-In Capital		2,321,459
Accumulated Deficit		(2,317,298)
Total Shareholder's Equity		9,161
Total Liabilities & Shareholder's Equity	$	23,261

The accompanying notes are an integral part of these financial statements

Sapeno Inc.
Statement of Operations
Year Ended November 30, 2013

Revenues		
Fee Income		$ 42,397
Interest Income		3
	Total Revenues	42,400
Expenses		
Regulatory Compliance		13,326
Accounting and Auditing		31,246
Other Operating Expenses		5,986
Communications and Data Processing		5,180
	Total Expenses	55,738
Net (Loss)		$ (13,338)

The accompanying notes are an integral part of these financial statements

Sapeno Inc.
Statement of Cash Flows
Year Ended November 30, 2013

Cash flows from operating activities:

Net (Loss)	$	(13,338)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Changes in operating assets and liabilities		
Decrease (Increase) in Prepaid Expenses		1,167
(Decrease) Increase in Accounts Payable and Accrued Expenses		6,136
Advances From Parent Company - Liability Solutions Limited		2,400
Net cash used in operating activities		(3,635)
(Decrease) in Cash		(3,635)
Cash at Beginning of Period		25,256
Cash at End of Period	$	21,621

The accompanying notes are an integral part of these financial statements

Sapeno Inc.

Statement of Changes in Shareholder's Equity

For the Year Ended November 30, 2013

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
Balances at December 1, 2012	100	$ 5,000	$ 2,138,459	$ (2,303,960)	$ 19,499
Expense advances forgiven by parent company, contributed to capital			3,000	0	3,000
Net (Loss)	-	-	-	(13,338)	(13,338)
Balances at November 30, 2013	100	$ 5,000	$ 2,141,459	$ (2,317,298)	$ 9,161

The accompanying notes are an integral part of these financial statements

Sapeno Inc.
Notes to Financial Statements
November 30, 2013

NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS

Organization and Operations:

Sapeno Inc. (the "Company" or "Sapeno") is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NYSE. It had been a member of the National Association of Securities Dealers (NASD) since June 5, 2003. The Company was incorporated on July 12, 2002 in the State of New York under the name LiabSol, Inc and changed its name in December 2013 to Sapeno Inc. The Company has its principal business location in London, England. It is currently a wholly owned subsidiary of Liability Solutions Limited ("LSL") which is based in London, United Kingdom. LSL is a wholly owned subsidiary of Liability Solutions Group Limited the ultimate parent undertaking. The Company has applied to FINRA to change owners and it is intended, subject to FINRA approval, that Sapeno Partners LLP, a limited liability partnership registered in England and Wales, will acquire all of the issued Common Stock.

The Company does not carry securities accounts for customers, nor does it perform custodial functions relating to customer securities.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b. Revenue Recognition
For 2013, the Company recognized as income an allocation of LSL revenues (management and performance fees) generated from placements of funds managed in the United States with United States based institutions. The Board of Directors approved an allocation of $42,397 of the management and performance fees.

c. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

d. Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency
The Company is dependent on the continued financial support by LSL, its parent company and will be dependent on the support of Sapeno Partners LLP following the change of ownership. While Sapeno Partners LLP have promised continued support of the Company for the foreseeable future, it is dependent

on the continued financial viability of Sapeno Partners LLP. The Company's expenses are limited to recurring administrative costs such as audit fees, accounting fees and FINRA related costs. Management prepare annual budgets and monitor these costs against the budget.

Financial instruments which potentially subject the Company to concentrations of credit risk consists of cash balances in banks. The Company's cash balances are on deposit with Citibank in accounts which are federally insured although bank balances generally exceed limits of federal insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

e. Fair Values of Financial Instruments
FASB ASC 825 *Financial Instruments,* requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable, accrued expenses and intercompany liabilities, approximate fair value because of the short maturity of those instruments.

g. Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

NOTE 3 -- INCOME TAXES

Income taxes are accounted for under the asset and liability method in accordance with FASB ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that the recoverability of the asset is unlikely to be recognized.

The principal components of the deferred tax assets relate to net operating loss carryovers. As of November 30, 2013, the Company had net operating loss carryovers approximating $2,030,000 for Federal and state purposes. The net operating loss carryovers expire at various dates through 2033, and because of the uncertainty in the Company's ability to utilize the net operating loss carryovers, a full valuation allowance of approximately $812,000 has been provided on the deferred tax asset at November 30, 2013. The increase in the valuation allowance in the year ended November 30, 2013 was $6,000. Internal Revenue Code Section 382 imposes limitations on the use of net operating loss carryovers when the stock ownership of one or more 5% shareholders (shareholders owning 5% or more of the Company's outstanding capital stock) has increased by more than 50 percentage points. As discussed in Note 1, the ownership of the Company is expected to change pending regulatory approval. Accordingly, if the ownership change takes place, the Company's ability to utilize the existing net operating carryovers against future income will be significantly limited by the provisions of Section 382. Management is

unable to determine the extent of the limitation or the amount of loss carryovers that will be available to offset taxable income in future years

The Company follows ASC 740 rules governing uncertain tax positions, which provides guidance for recognition and measurement. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognition, classification and disclosure of these uncertain tax positions.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended November 30, 2013, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statute of limitations by major tax jurisdictions. The Company files income tax returns in the U.S. federal jurisdiction, New York State and New York City.

NOTE 4 -- STOCKHOLDER'S CONTRIBUTED CAPITAL

At the time of its incorporation in New York, the Company was authorized to issue 200 shares of its no par value common stock. In 2002, the Company issued 100 shares of its no par value common stock to LSL for $5,000. From the Company's inception (July 12, 2002) through November 30, 2013, LSL (the Company's U.K. parent and the sole owner of all of the Company's issued shares) made contributions of additional paid-in capital aggregating $2,321,459.

NOTE 5 -- RELATED PARTY TRANSACTIONS

Balances Due To or From Affiliates
The Company owed LSL $400 on account of unsettled intercompany transactions as of November 30, 2013.

Fee Income Substantially Earned from Parent Company
The Company earned the following fees from LSL for the year ended November 30, 2013.

Management Fee	$	42,397
Performance Fees		-
Service Fee Income		-
	$	42,397

Expenses Charged by Parent Company
Pursuant to a Management Services Agreement, the Company receives administration services from its parent company, LSL. LSL charged the Company $2,400 during the year ended November 30, 2013 for these expenses, which are included with Other Operating Expenses in the Statements of Operations:

Sapeno Inc.
Notes to Financial Statements
November 30, 2013

NOTE 6 -- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital as defined, to not exceed 15 to 1. At November 30, 2013, the Company's minimum capital requirement was $940 and is required at all times to maintain minimum dollar net capital of no less than $5,000. At November 30, 2013, the Company had net capital of $7,521. The Company had an aggregate indebtedness to net capital ratio of 1.87 to 1. The Company's intended new overseas parent, Sapeno Partners LLP, has committed to contribute additional capital or to make subordinated loans to be treated as capital on an as needed basis. Such contributions will be made as necessary for the Company to continue to maintain its required minimum capital.

NOTE 7 -- SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental Cash Flow Disclosures
Year Ended November 30, 2013

Cash paid during the period for:	
Interest	$ -
Income taxes	$ 58
Non-cash financing activities	
Expense advances forgiven by parent company, contributed to capital	$ 3,000

NOTE 8 – SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of the Company's fiscal year, November 30, 2013, and January 29, 2014 when the financial statements were ready for release.

Subsequent to the end of the Company's fiscal year the Company incurred a deficit in its required minimum capital. This deficit was rectified by an injection of additional capital from Sapeno Partners LLP as outlined below.

As detailed in Note 1 subsequent to the year end the Company changed its name from LiabSol Inc. to Sapeno Inc. and began the regulatory approval process for a change of control. Sapeno Partners LLP contributed additional capital amounting to $33,460 in January 2014.

Sapeno Inc.

Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1

November 30, 2013

Assets	$ 23,261
Less Liabilities	(14,100)
Total Ownership Equity	9,161
Plus Subordinated Liabilities	-
Total Capital and Allowable Subordinated Liabilities	9,161
Less Non-allowables	(1,640)
Net Capital Before Haircuts and Undue Concentration	7,521
Less Haircuts and Undue Concentration	-
Net Capital	7,521
Minimum Capital Requirement	940
Minimum dollar net capital requirement	5,000
Excess Net Capital	$ 2,521
Total Aggregate Indebtedness	$ 14,100
Excess Net Capital at 1000%	$ 1,521
Percentage of Aggregate Indebtedness to Net Capital	187%

Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17a-5 as of November 30, 2013

Net Capital per above	$ 7,521
Rounding	-
Net Capital Included in Part IIA of Form X-17a-5 as of November 30, 2013	$ 7,521

Sapeno Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

November 30, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(I) of the Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROLS

Board of Directors
Sapeno Inc.

In planning and performing our audits of the financial statements and supplemental schedules of Sapeno Inc. (the Company), for the year ended November 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a- 5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Rosenfield & Company PLLC

Rosenfield & Company PLLC
January 29, 2014